EXHIBIT 1

For immediate release                                             March 4, 2002

                                  ANNOUNCEMENT

(Lisbon, March 4, 2002) Banco Sabadell and Banco Comercial Portugues (BCP, NYSE:
BPC, BCPPRA) announced today the appointment of Mr. Marc Monras Vinas as Chairman of ActivoBank (Spain) and the reduction of the number of members of its Board of Directors in order to achieve a greater operational focus.

Similarly, it was also agreed to appoint Mr. Jose Pulido Valente as Chairman of ActivoBank7 (Portugal) and to reduce the number of members of its Board of Directors in order to achieve a greater operational focus.

Mr. Marc Monras Vinas will be also appointed Vice-Chairman of ActivoBank7 and Mr. Jose Pulido Valente as Vice-Chairman of ActivoBank.

Mr. Monras has a wide experience in the banking sector having held different senior management positions within Sabadell Group including General Secretary and is currently Deputy General Manager of the Retail Banking Division and member of the Board of Directors of ActivoBank..

Mr. Jose Pulido Valente is General Manager of Banco Comercial Portugues and was already member of the Board of Directors of ActivoBank and ActivoBank7.

Banco Comercial Portugues
End of announcement